Exhibit 99.1

Equity Transfer Agreement

between

3e Network Technology Company Limited

and

HongKong Techfaith Limited

on

GuangZhou 3e Network Technology Company Limited

December 25, 2025

Equity Transfer Agreement

This Equity Transfer Agreement ("Agreement") was signed in Guangzhou, China ("China", excluding Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan Province Region) on December 25, 2025 ("signing date") by the following parties:

1.	GuangZhou 3e Network Technology Company Limited，a limited liability company established and existing under the laws of the People's Republic of China, with its registered address at Rooms 701 and 702, Block A, Building 628, Zhongda Puyuan Area, Zhongda Science and Technology Park, No. 135 Xingang West Road Courtyard, Haizhu District, Guangzhou(for office use only) (the "GuangZhou Sanyi" or "Target Company").

2.	3e Network Technology Company Limited，a private limited company established and existing under the laws of Hong Kong, with its office address at UNIT 1904, 19/F, PODIUM PLAZA, 5 HANOI ROAD, TSIM SHA TSUI, KOWLOON, HONG KONG (the "Transferor").

3.	HongKong Techfaith Limited，a private company limited by shares established and existing under the laws of Hong Kong, China, has its office address: ROOM 1603, 16/F, TUNG NING BUILDING, NO.125-126 CONNAUGHT ROAD CENTRAL, SHUENG WAN, HONG KONG (the "Transferee").

In this Agreement, each of the above parties is referred to as "Party" individually and collectively as "Parties".

Whereas:

1.	As of the date of this Agreement, the registered capital of GuangZhou Sanyi is RMB 5,000,000 (Five Million yuan), and the shareholding structure of GuangZhou Sanyi is as set forth in Part I of Annex 1 to this Agreement, wherein the Transferor holds 40% of the equity of GuangZhou Sanyi, corresponding to GuangZhou Sanyi's registered capital of RMB 2,000,000 (Two Million yuan) (the "Target Equity").

2.	The Transferor agrees, in accordance with the terms and conditions under this Agreement, to sell to the Transferee the Target Equity it holds, and the Transferee agrees, in accordance with the terms and conditions under this Agreement, to purchase the Target Equity from the Transferor.

3.	As of the Delivery Date under this Agreement (as defined in Article 3.1), the Transferee shall directly hold 100% of the equity of the above-mentioned Target Company in aggregate.

Accordingly, the parties reached the following consensus:

Article 1 Definition and Interpretation

1.1	Unless otherwise agreed in the context of this Agreement, the following terms have the following meanings in this Agreement:

1.1.1	This transaction: Refers to the transactions agreed under this Agreement, including but not limited to the transactions mentioned in Article 2 of this Agreement.

1.1.2	Commitment party: (i) If the delivery does not occur, it refers to the single name and joint name of the Target Company and the Transferor, and (ii) If the delivery occurs, it refers to the Transferor (for the avoidance of doubt, the Target Company will not be the commitment party from the beginning when the delivery occurs).

1.1.3	Transaction documents: Refers to this agreement and other documents stipulated in this agreement and other documents related to this transaction.
1.1.4	Closing Date: Refers to the "Signing Date" of this Agreement as agreed under this Agreement.

1.1.5	Related party: For the purpose of this Agreement, the related party of any person or entity includes any company, partnership, joint venture or other entity or natural person that controls the person/entity, or is controlled by the person/entity or is jointly controlled with the person/entity; The "related party" of any natural person also includes the close relatives of the natural person, including spouses, parents, grandparents, siblings and their spouses, children and their spouses, grandchildren and their spouses, grandchildren and their spouses. However, for the purpose of this agreement, neither the transferee nor its related parties shall be regarded as related parties of the target company or the transferor.

1.1.6	Control: Relative to the relationship between two or more subjects, it means that whether it is actually exercised or not, directly or indirectly, or as a trustee or executor, it has the power to give instructions or instruct others to give instructions on the business, affairs, management or decision-making of one subject, whether by owning shares, equity, voting rights or voting securities, or as a trustee or executor, whether according to contracts, agreements, trust arrangements or other means. Including but not limited to (i) directly or indirectly owning fifty percent (50%) or more of the issued shares or equity of the entity, (ii) directly or indirectly owning fifty percent (50%) or more of the voting rights of the entity, and (iii) directly or indirectly having the right to appoint most members of the board of directors or similar management organizations of the entity; Or (iv) controlling or influencing the business decisions of the entity by other means. "Controlled" and "jointly controlled" have meanings related to the above explanation.

1.1.7	Market supervision and management department: Refers to China State Administration of Market Supervision and its local branches.

1.1.8	Rights burden: Refers to any mortgage, pledge, lien (including but not limited to tax priority, revocation, and subrogation rights), lease, license, option, restriction, pre emptive right, pre emptive right, debt burden, pre emptive arrangement, any third-party right or interest, restrictive commitment, condition, or any kind of restriction (including but not limited to any restriction on use, voting, transfer, revenue, or other exercise of ownership rights) or any form of security interest, or any form of arrangement with similar effects restricted by third-party rights.

1.1.9	Liabilities: Refers to all debts, responsibilities and obligations, whether accumulated or fixed, absolute or contingent, due or unexpired, confirmed or undetermined, including but not limited to those arising under any laws, demands or government orders, and those arising under any contract, agreement, promise or commitment.

1.1.10	Intellectual property: Refers to all rights in the world arising from or relating to the following, whether they are protected, created or generated based on the laws of China, other countries or regions' regulations or international treaties: (i) All inventions, utility models, designs (whether patentable or not) and their improvements, all patents, patent applications and patent disclosure; (ii) All registered trademarks, registered trademark application rights, brands, goodwill, logos, service marks, trade names, company names and their translations; (iii) All works that can obtain copyright (whether registered or not), all copyright registration or registration applications; (iv) All computer software and systems (including data and files in them) and their improvements and upgrades (except commonly used office business applications); (v) All other exclusive rights (including but not limited to domain name, proprietary technology and production process); (vi) Confidential information and business secrets; (vii) Any right similar to items (i)-(vi) as stipulated by any law, regardless of whether the above items are registered or not; And (viii) all copies and tangible carriers of the above-mentioned intellectual property rights (in whatever form and by whatever means).

1.1.11	Significant adverse effects: Refers to (i) the Target Company entering into bankruptcy proceedings, liquidation, winding-up, reorganization or debt reorganization, sale of significant assets, or (ii) any circumstances, change or impact involving the Target Company that individually, jointly, directly or indirectly (A) has or is reasonably expected to have a material adverse impact on the operations assets, liabilities (including but not limited to contingent liabilities) or financial condition of the Target Company; Or (B) causes or may reasonably be expected to cause serious adverse effects on the validity, binding force and performance of the transaction documents.

1.1.12	Tax: Refers to any and all taxes, fees, levies, taxes, duties and other charges of any kind levied by any government department (together with any and all interest, fines, surcharges and extra money collected therefrom), including but not limited to: Taxes or other charges levied on income, franchise, incidental income or other profits, total income, property, sales, use, wages, employment, social security, unemployment compensation or net worth; Taxes or other charges of consumption and use tax, withholding tax, transfer tax, value-added tax or profit tax; License, registration and documentation fees; As well as customs duties, taxes and similar charges.

1.1.13	Government departments: Refers to any national, international organization, supranational, federal, state, provincial, local or other similar government, governmental, administrative or administrative institutions, departments or committees or any court, tribunal or judicial or arbitration institution outside or within China.

1.1.14	Chinese law: Refers to all laws, administrative regulations, rules, regulations, policy documents, local government or local government departments' regulations, decisions and policy documents in force in China at that time.

1.1.15	Working days: Refers to any day except Saturday, Sunday and other days when banks are prohibited from operating in China by law or authorization.
1.1.16	Natural day: Refers to any day, including Saturday, Sunday and other days when banks are prohibited or authorized by law from operating in China, which is a continuous time period.

1.1.17	RMB: Refers to RMB Yuan, the legal tender of China.

1.1.18	Dollar: Refers to the legal tender of the United States.

1.2	Interpretation and principles of interpretation

In this Agreement, unless the context otherwise requires:

1.2.1	When referring to article, appendix, annex, preface, the foregoing or the following in this agreement, it refers to article, appendix, annex, preface, the foregoing or the following in this agreement, and such article, appendix, annex, preface, the foregoing or the following shall be regarded as a part of this agreement;

1.2.2	The title of this agreement is only for convenience of reference and does not affect the meaning or interpretation of this agreement in any way;

1.2.3	When the word "including" is used in this Agreement, it shall be deemed to be followed by "but not limited to";

1.2.4	Any law defined or mentioned in this agreement or in any agreement or document mentioned in this agreement refers to the law as amended, modified or supplemented from time to time, including the subsequent laws that replace the original laws;

1.2.5	Any agreement, instrument or other document mentioned in this Agreement refers to the agreement, instrument or other document as amended, supplemented or modified from time to time;

1.2.6	References to the subject also refer to its permitted successors and assigns; A reference to any company includes any of its branches;

1.2.7	The term "Target Company" as used in this Agreement refers to GuangZhou Sanyi;

1.2.8	The term "Target Equity" as used in this Agreement refers to 40% of the equity of GuangZhou Sanyi;

1.2.9	The terms "this Agreement's", "in this Agreement" and "under this Agreement" and words with similar meanings used in this Agreement refer to the whole of this Agreement rather than a certain clause of this Agreement; and

1.2.10	When this agreement refers to the obligations or responsibilities of any promisor, the promisors shall bear joint obligations or responsibilities with each other.

Article 2 Transfer of Underlying Equity

2.1	Part I of Appendix I to this Agreement correctly reflects the equity structure of the Target Company and the shareholding of the Transferor in the Target Company as of the date of execution of this Agreement, and the Transferor has no dispute over such equity structure.

2.2	The Transferor agrees, in accordance with the terms and conditions under this Agreement, to sell to the Transferee the corresponding Target Equity on the Closing Date, and the Transferee also agrees, in accordance with the terms and conditions under this Agreement, to purchase the Target Equity (i.e., 40% of the equity of the Target Company) from the Transferor on the Closing Date.

2.3	The Transferor confirms and agrees that there exists no Rights Burden on the Target Equity transferred by the Transferor to the Transferee; and the Transferee shall, as of the Closing Date, obtain all rights, title and interests in the Target Equity, including but not limited to the ownership of the Target Equity and any rights and interests related thereto or arising therefrom, including voting rights.

2.4	From the Closing Date, the equity ownership structure of the Target Company shall be as set out in Part II of Annex I hereto, and the Transferee shall be deemed to be the shareholder holding 100% of the equity interests in the Target Company, enjoying the corresponding shareholder rights and assuming the corresponding shareholder obligations. The industrial and commercial change registration shall not affect the shareholder rights enjoyed by, or the shareholder obligations assumed by, the Transferee from the Closing Date.

Article 3 Transfer Consideration

3.1	Transfer Consideration

3.1.1	The Parties agree that, subject to the terms and conditions of this Agreement, as the consideration for the Transferee's purchase of the Target Equity held by the Transferor, the Transferee shall pay RMB 5,300,000 (five million three hundred thousand) (the "Transfer Consideration") to the Transferor and/or the entities designated by the Transferor (the Transferor and such entities designated by the Transferor collectively referred to as the "Transferor-Designated Entities").

3.1.2	The Parties confirm, acknowledge and agree that the Transferee's payment of RMB 5,300,000 (five million three hundred thousand) to the Transferor-Designated Entities shall be deemed the Transferor's receipt of the full consideration for its sale and transfer of the Target Equity to the Transferee, and shall constitute the full and complete performance by the Transferee of any payment obligation for its purchase of the Target Equity.

3.1.3	The Transferee shall, within fifteen (15) Natural Days from the date of execution and effectiveness of this Agreement (the "Signing Date"), make an advance payment of 20% of the total Transfer Consideration, namely RMB 1,060,000 (one million sixty thousand) (the "Transfer Consideration I"), to the Transferor-Designated Entities. Moreover, the Transferor and the Target Company shall, within fifteen (15) Natural Days from the Signing Date, cooperate with the Transferee to complete the industrial and commercial registration change with the corresponding Market Supervision and Administration Department. The above equity change shall be subject to all the conditions set forth in Article 7.1 of this Agreement being satisfied (or waived in writing by the Transferee) (the "Conditions Precedent to Change"). The parties unanimously agree that the Closing Date of this equity transfer (the "Closing Date") shall be the Signing Date of this Agreement, and the Closing shall not be subject to the payment of the Transfer Consideration or the completion of the industrial and commercial registration change of the Target Company.

3.1.4	The Transferee shall, within six (6) months from the Signing Date and the Closing Date, complete the payment of the remaining Transfer Consideration of RMB 4,240,000 (four million two hundred forty thousand) to the Transferor-Designated Entities ("Transfer Consideration II", and Transfer Consideration I and Transfer Consideration II collectively referred to as the "Transfer Consideration").

3.1.5	The Parties agree that, after completion of the Closing in accordance with this Agreement, provided that the above payment arrangement for the Transfer Consideration or any payment arrangement separately agreed upon in writing by the Parties is performed on schedule as agreed by the Parties, such payment arrangement for the Transfer Consideration or any payment arrangement separately agreed upon by the Parties shall not affect the validity of the Closing.

3.2	Taxes and Fees

3.2.1	Each Party to this Agreement shall, in accordance with applicable laws, bear any Taxes and fees relating to the transactions under this Agreement that should be borne by such Party (for the avoidance of doubt, all Taxes and fees payable for This Transaction shall be borne by the Transferee). If the Transferor has a withholding and remittance obligation under applicable laws and regulations, the Transferee shall unconditionally cooperate with the Transferor in fulfilling such withholding and remittance obligation. Except for Taxes and tax-related fees, each Party shall bear all fees of lawyers, accountants, investment advisors and consulting advisors incurred by such Party due to This Transaction.

3.2.2	If, due to the Transferee's failure to pay in full the Taxes for This Transaction in accordance with applicable Chinese laws or the requirements of the competent tax authority, any late fees, penalties or any other liabilities arise therefrom, all such liabilities shall be borne solely by the Transferee, and the Transferor shall have the right to pursue the default liability of the relevant Party and demand compensation from the relevant Party in accordance with Article 8 of this Agreement.

Article 4 Closing

4.1	The Closing Date shall be the date of execution of this Agreement.
4.2	Preparation of Closing Documents. After the Closing Date, the Transferor shall deliver to the Transferee all documents evidencing that the Change Conditions set forth in Article 7.1 of this Agreement have been satisfied, and shall, in accordance with the requirements of the relevant market supervision authorities or other governmental authorities, execute and complete the documents required for the consummation of this Transaction, and shall actively cooperate with the Transferee in completing all procedures and information-provision obligations necessary for the equity transfer closing.

4.3	On-Site Handover. The Parties agree that the Transferor shall, on the Closing Date or at such other reasonable time as agreed by the Parties, transfer and hand over to the Transferee all relevant assets, documents and records of the Target Company (if any) that are held or kept by the Transferor by virtue of its shareholding. Upon completion of the receipt of the foregoing materials, the Transferee shall execute with the Transferor the corresponding handover confirmation documents.

4.4	Transfer of Decision-Making Rights. The Parties agree that, from the Closing Date, all voting rights, proposal rights and other shareholder decision-making rights in relation to the equity interests of the Target Company shall be lawfully, fully and irrevocably enjoyed and exercised by the Transferee. The Transferor shall no longer enjoy or exercise any form of voting rights or substantive influence over any matters of the Target Company.

4.5	Transfer of Operating Profits and Losses and of Claims and Liabilities. The Parties agree that, from the Closing Date, all operating profits and operating losses generated by the Target Company in the course of its operations, as well as all claims, debts, contingent liabilities and other liabilities lawfully incurred or assumed, shall be lawfully succeeded to and borne by the Transferee as the sole shareholder of the Target Company, and shall have no relation to the Transferor. The Transferor shall no longer bear any responsibility or obligation with respect to the operating results, financial condition or external liabilities of the Target Company after the Closing Date.

4.6	Personnel Resignation Arrangements. The Parties agree that, where any directors or other personnel (if any) appointed by the Transferor or its Affiliates hold positions in the Target Company, the Transferor shall procure that such personnel submit written resignation documents on the Closing Date or no later than the Closing Date, without any conditions or reservations.

Article 5 Representations and Warranties

5.1	From the Signing Date of this Agreement (including the Signing Date) / the Closing Date (including the Closing Date) until the date of completion of the industrial and commercial registration change, the Transferor makes the following representations and warranties to the Transferee and confirms that the Transferee relies on such representations and warranties being true, accurate and complete in all respects when entering into this Agreement and other Transaction Documents; if any representation or warranty is violated, the Transferor shall assume liability for compensation for any losses caused to the Transferee in accordance with this Agreement:

5.1.1	Legal Rights of the Transferor in the Target Equity. The Commitment Party has civil rights capacity and civil conduct capacity under Chinese Laws to sign this Agreement and other Transaction Documents to which it is a party and to perform its obligations under the Transaction Documents. Annex I to this Agreement truly, accurately and completely reflects the equity ownership structure of the Target Company before and after the Closing Date, and the Transferor has no dispute with respect to its actual shareholding ratio as set out in Annex I.The Transferor has subscribed for the registered capital of Guangzhou Sanyi in the amount of RMB 2,000,000, and the Transferor has contributed in full the registered capital of RMB 2,000,000; the Transferee is aware of this and has no objection.The Transferor has not delayed payment of registered capital, has not made false contributions, and has not withdrawn capital contributions.The source of funds for the contributed registered capital of the Target Company by the Transferor and the actual cash in its accounts is true and lawful.There exists no existing or potential dispute, controversy, litigation, arbitration, claim, enforcement or other administrative or legal proceeding regarding the shareholding of the Target Company held by the Transferor.The Transferor has never promised or actually issued to any person any equity, shares, bonds, preemptive rights, subscription rights, convertible securities, options, employee incentive equity or any other unexercised rights, additional issuance commitments, or similar rights outside the shareholder rights, which would cause the Target Company or its shareholders to bear or potentially bear any obligation to sell or increase the registered capital of the Target Company.There exists no nominee shareholding or similar arrangement on the Target Equity held by the Transferor, and except for those disclosed to the Transferee, there exist no pledges, mortgages or other security interests or any kind of Rights Burden (including but not limited to any conditional sales or other ownership retention agreements, any leases of such nature, any agreement granting security interests, or documents designating a third party as a loss payee), nor any other third-party rights or interests (with respect to any person's equity, including but not limited to any options or any kind of conversion rights or preferential rights).The Transferor has the legal right to transfer the Target Equity it holds.

5.1.2	No Impediment. There exists no matter that causes or may cause any delay, restriction or impediment to the Transferor's performance of its obligations under the Transaction Documents.

5.1.3	Authorization and Validity. The Transferor has validly signed this Agreement and other Transaction Documents to which it is a party. The Commitment Party has obtained all necessary authorizations, licenses and approvals (including but not limited to internal authorizations of the Target Company) for signing, delivering and performing said documents and exercising its rights and obligations thereunder. The Transferor is legally capable of entering into this Agreement and other Transaction Documents to which it is a party and performing its obligations under the Transaction Documents. The obligations and liabilities of the Commitment Party under this Agreement and other Transaction Documents are lawful, valid and enforceable.

5.1.4	No Conflict. The execution, delivery and performance by the Transferor of this Agreement, the other Transaction Documents to which it is a party, and the rights and obligations under the Transaction Documents, will not violate the laws of China; will not violate the articles of association or other organizational documents of the Target Company or of such Promisor; will not violate any court judgment, ruling, arbitral award, administrative decision or order that is binding upon or applicable to the Transferor; will not violate any document, contract or agreement to which the Transferor is a signing party, or any document, contract or agreement that is binding upon it or its assets; and will not result in any third party asserting any claim of right against such party.

5.1.5	Anti-Corruption. The Transferor has never conducted or participated in any acts prohibited by the anti-bribery, corruption, money laundering, fraud and other similar activities, anti-terrorism, economic sanctions and anti-boycott laws, regulations, rules and provisions of China or any other jurisdiction (the "Anti-Corruption Laws"), as well as other legally binding measures.

5.1.6	Information Disclosure.The Transferor has truthfully, completely and accurately disclosed to the Transferee:(i) all information, documents and materials requested by the Transferee, as well as all information, documents and materials that have or may have a material connection with any Commitment Party's performance of this Agreement;(ii) information, documents and materials that have or may have a material impact on the Transferee's willingness to enter into or perform the proposed transactions under this Agreement.All documents, materials and information provided by the Commitment Party to the Transferee before and after the signing of this Agreement are true, accurate, without omission and without misleading in all material respects, and there exists no matter that should have been disclosed but was not disclosed that would be sufficient to cause a Material Adverse Effect on the Target Company or that may have a material impact on the Transferee's decision to complete the proposed transactions under this Agreement.

5.2	From the Signing Date of this Agreement (including the Signing Date) / the Closing Date (including the Closing Date) until the date of completion of the industrial and commercial registration change, each Party to this Agreement makes the following representations and warranties to the other Parties:

5.2.1	Valid Existence. It is a legal entity duly established and validly existing in accordance with the laws of China/China Hong Kong.

5.2.2	Authorization and Validity. It has validly signed this Agreement and other Transaction Documents to which it is a party. It has obtained all necessary authorizations, licenses and approvals (including but not limited to its internal authorizations) for signing, delivering and performing said documents and exercising its rights and obligations thereunder. It is legally capable of entering into this Agreement and other Transaction Documents to which it is a party and performing its obligations under the Transaction Documents. Its obligations and liabilities under this Agreement and other Transaction Documents are lawful, valid and enforceable.

5.2.3	No Conflict. The execution, delivery and performance by it of this Agreement, the other Transaction Documents to which it is a party, and the rights and obligations under the Transaction Documents, will not violate the laws of China; will not violate its articles of association or other organizational documents; and will not violate any court judgment, ruling, arbitral award, administrative decision or order that is binding upon or applicable to it.

5.3	Survival of Representations and Warranties. All representations and warranties under this Agreement and any representations and warranties submitted pursuant to this Agreement shall remain in effect after the signing of this Agreement and the completion of the transfer of the Target Equity under this Agreement.

Article 6 Commitment of the Promisor and the Transferee

6.1	Commitments of the Promisor. With respect to the matters involving actions of the Target Company under the commitments below, the Promisor makes the following commitments.

6.1.1	Consultation with the Transferee. From the Signing Date (inclusive) / the Closing Date (inclusive) to the date of completion of the industrial and commercial change, the Promisor shall immediately notify the Transferee in writing of, and consult and discuss with the Transferee regarding, any events, circumstances, facts and situations that will or are reasonably expected to cause any Conditions Precedent to Change to become incapable of being satisfied, or that may cause the Promisor to breach any representation, warranty or commitment made by it in the Transaction Documents.

6.1.2	Waiver and Release. The Transferor confirms and agrees that, as of the Closing Date of this Transaction, it waives any rights, claims, demands or assertions (if any) it may have against the Target Company, and the Target Company has no outstanding obligations or liabilities to the Transferor.

6.1.3	Industrial and Commercial Change Registration. The Transferor shall procure the Target Company, and the Target Company shall, within fifteen (15) calendar days from the Signing Date of this Agreement ("Signing Date"), complete the industrial and commercial change registration in respect of this Transaction with the relevant market supervision authority in accordance with the instructions of the Transferee and obtain a new business license issued by the relevant market supervision authority (the industrial and commercial change registration shall be subject to the Transferee's payment of the "Transfer Consideration I" as stipulated in Article 3.1.3 of this Agreement). The industrial and commercial change registration shall reflect: (i) after the change, the shareholder and shareholding structure of the Target Company shall be: the Transferee holds 100% equity of the Target Company; (ii) the filing and registration of the new articles of association. In the process of handling the industrial and commercial change registration for this Transaction under the Transaction Documents with the relevant market supervision authority, the Promisor shall cooperate in providing and/or signing the documents required for handling such industrial and commercial change registration ("Industrial and Commercial Registration Documents"). The Parties confirm that the substantive terms of the Industrial and Commercial Registration Documents shall be consistent with this Agreement, but if there is any conflict between the Industrial and Commercial Registration Documents and this Agreement, this Agreement shall prevail. The Parties further confirm that, under the circumstance that the Transferee holds 100% equity of the Target Company, the completion of the above industrial and commercial change registration by the Target Company is conditional upon the Parties having entered into written supplemental agreements in form and substance satisfactory to the Parties with respect to such changes.

6.1.4	Cooperation Obligation. The Promisor shall use its best efforts to take or cause to be taken all necessary actions, provide all necessary documents and cooperation, (i) to assist the Transferee in fully taking over the Target Company as soon as possible after the Closing Date; (ii) to assist the Transferee in completing, as soon as possible after the Closing Date, any relevant follow-up matters of the Target Company arising from the changes caused by this Transaction (if any). The Promisor undertakes that, in addition to the foregoing cooperation obligations, if the Target Company has any other matters requiring coordination or communication with government authorities or any third party (for avoidance of doubt, regardless of whether such matters occur before or at any time after the Closing Date), and such matters relate to this Transaction or relate to any matters of the Target Company and/or the Promisor prior to the Closing Date, then the Promisor shall use its best efforts to take or cause to be taken all necessary actions, provide all necessary documents and cooperation, and assist the Transferee and the Target Company in completing such corresponding matters.

6.2	Commitments of the Transferee.

6.2.1	The Transferee undertakes that it shall perform any commitments it makes to the Transferor and its Affiliates in accordance with this Agreement and any supplemental agreement to this Agreement (if any).

6.2.2	The Transferee undertakes to perform its payment obligations for the Transfer Consideration in accordance with this Agreement and any supplemental agreement to this Agreement (if any).

6.2.3	The Transferee undertakes that, from the date of execution of this Agreement, it shall bear an unconditional and irrevocable payment obligation to the Transferor. There shall be no condition precedent, term, or circumstance under which such payment arrangement may be withdrawn, altered or modified.

Article 7 Conditions Precedent to Change

7.1	The Transferee's completion, prior to the equity change, of the obligations under Article 3.1 and any obligations separately confirmed in writing by the Parties (if any) shall be subject to the satisfaction of all of the following conditions or to the prior written waiver thereof by the Transferee at its own discretion.

7.1.1	Execution of Transaction Documents. The Parties have duly executed the Transaction Documents to which each is a party and delivered the executed Transaction Documents to the Transferee.

7.1.2	Representations, Warranties and Commitments. The representations and warranties of each Promisor under this Agreement remain true, accurate, complete and not misleading in all respects from the Signing Date (inclusive)/ the Closing Date (inclusive) until the completion date of the industrial and commercial registration change. Each Promisor has performed or complied with the material commitments, obligations and covenants that it is required to perform or comply with under the Transaction Documents on or prior to the Closing Date.

7.1.3	No Legal Proceedings. There are no existing, pending or potential administrative or judicial proceedings, or any claims brought by any government authority or any other entity, that, in the Transferee's reasonable opinion, may cause this Transaction to be prohibited, restricted or otherwise hindered in whole or in any material respect, or that otherwise may raise objections, claims or seek other remedies against this Transaction in whole or in any material respect, or that may impose restrictions or conditions or cause interference on this Transaction in whole or in any material respect.

7.1.4	No Legal Restrictions. There is no effective Chinese law, other applicable law, or any agreement, contract or document that prohibits or restricts the completion of this Transaction.

7.1.5	Certificate of Fulfillment of Conditions Precedent to Change. Each Promisor has executed and delivered to the Transferee a certificate of fulfillment of conditions precedent to change in the form and with the content set forth in Annex II to this Agreement, confirming that all Conditions Precedent to Change under this Article 7.1 have been satisfied.

7.2	After the execution of this Agreement, if any Condition Precedent to Change set forth in Article 7.1 of this Agreement fails to be satisfied or waived in writing by the Transferee prior to the completion of the industrial and commercial registration change, the Transferee shall have the right to terminate this Agreement by written notice in accordance with Article 9 of this Agreement.

Article 8 Breach and Compensation

8.1	General Liability for Breach. If any party breaches any of its representations, warranties, covenants, undertakings or any other provisions under this Agreement, or if any representation/warranty made by any party under this Agreement is untrue, inaccurate, incomplete or misleading, thereby causing any other party to bear any cost, liability or suffer any loss ("Indemnifiable Losses"), then the breaching party or the party making the untrue representation shall compensate the other party for all such Indemnifiable Losses.

8.2	Specific Liability for Breach. The Promisors jointly and severally agree that, for any Indemnifiable Losses suffered, incurred or sustained directly or indirectly by the Transferee and/or (if Closing occurs) the Target Company, or brought against the foregoing entities and/or their Affiliates, directors, partners, shareholders, employees, agents and representatives (collectively, the "Indemnified Persons"), arising out of or in connection with any of the following matters, the Promisors shall jointly and severally indemnify, defend and hold harmless the Indemnified Persons:

8.2.1	any obligations, liabilities, fines or penalties borne by the Indemnified Persons as a result of this Transaction.

8.2.2	any loans, debts, guarantees or other contingent liabilities, or liabilities arising from abnormal business activities, incurred by the Target Company prior to the Closing Date as a result of unilateral management or decision-making actions by the Transferor but not disclosed in the financial statements.

8.3	The Transferor hereby confirms, agrees and undertakes that it shall not seek recourse against the Target Company for any indemnification claims raised by the Indemnified Persons against it pursuant to this Agreement, and it shall not require the Target Company to reimburse any indemnification or compensation amounts paid by it to the Indemnified Persons under this Agreement.

Article 9 Termination

9.1	Circumstances for Termination of Agreement

This Agreement may be terminated under the following circumstances:

9.1.1	this Agreement is terminated by the parties hereto jointly by a written agreement specifying the effective time of termination;

9.1.2	prior to the completion of the industrial and commercial registration change, upon the occurrence of any of the following circumstances, any party (except as otherwise provided below) may terminate this Agreement by written notice to the other parties:

(1)	solely for the purpose of the Transferee's right to terminate this Agreement, the Conditions Precedent to Change set forth in Article 7.1 of this Agreement have not been satisfied prior to the completion of the industrial and commercial registration change and have not been waived in writing by the Transferee;

(2)	the representations or warranties of any other party are untrue, inaccurate, incomplete, contain omissions or are misleading when made, and such circumstances have caused or are reasonably expected to cause a material adverse effect on the Target Company or on the performance of this Agreement or the completion of this Transaction;

(3)	any other party materially breaches this Agreement, and the breaching party fails to remedy such breach within thirty (30) days after receiving notice from the Transferee requiring rectification;

(4)	any other party enters into any voluntary or involuntary bankruptcy proceedings (unless such proceedings are dismissed within 90 days after commencement), or any other party is declared bankrupt by a court or other governmental authority;

(5)	performance of this Agreement is materially hindered for more than 6 consecutive months due to the occurrence of a force majeure event; or

(6)	due to any material change in applicable PRC laws or their interpretation, or due to any amendment, supplement or repeal of applicable laws or regulations or their interpretation by any governmental authority, the main purpose of this Agreement cannot be achieved, or the Transferee is unable to realize its principal benefits under this Agreement.

9.2	Effect of Termination of Agreement

9.2.1	Unless otherwise provided in this Agreement, once this Agreement is terminated pursuant to any sub-clause under Article 9.1 above, this Agreement shall become null and void, but Articles 8 through 12 of this Agreement shall remain in effect.

9.2.2	Unless otherwise provided in this Agreement, after the termination of this Agreement, the parties shall, in accordance with the principles of fairness, reasonableness and good faith, use their best efforts to restore the status quo ante within thirty (30) days or within such other period as otherwise confirmed by the parties, including but not limited to the Transferee transferring the Underlying Equity back to the Transferor, and the Transferor shall and shall ensure that the Designated Entity of the Transferor (1) returns the equity consideration already received to the Transferor; and (2) subject to the Transferee's consent, returns to the bank account designated by the Transferee the transfer consideration corresponding to the equity consideration already converted. The termination of this Agreement shall not affect any party's right to obtain indemnification or compensation under this Agreement.

Article 10 Force Majeure

10.1	If, due to earthquakes, typhoons, floods, fires, epidemics, wars, riots, hostilities, civil disturbances, strikes, plagues, severe infectious diseases and any other unforeseeable events that cannot be prevented or avoided by the affected party ("Force Majeure"), any party is directly prevented from performing or fully performing this Agreement, then the affected party shall not be liable for such non-performance or partial performance. However, the affected party must immediately and without delay notify the other parties in writing in accordance with the notice method provided in Article 12.8 of this Agreement, and must, within fifteen days after sending such written notice, provide details of the force majeure event to the other parties, explaining the reasons for such non-performance, partial non-performance, or need for delayed performance.

10.2	If the party invoking force majeure fails to notify the other parties and provide appropriate evidence in accordance with the above provisions, such party shall not be exempt from liability for failing to perform its obligations under this Agreement. The party affected by force majeure shall make reasonable efforts to mitigate the consequences caused by such force majeure and shall resume performance of all relevant obligations as soon as possible after the force majeure ceases. If the affected party fails to resume performance of relevant obligations after the grounds for suspension due to force majeure have disappeared, such party shall be liable to the other parties.

10.3	Upon the occurrence of a force majeure event, the parties shall immediately consult with each other to seek a fair solution and shall make all reasonable efforts to minimize the consequences caused by such force majeure.

Article 11 Confidentiality

11.1	Each party shall keep confidential the fact that the parties have executed this Agreement and the terms of this Agreement, as well as the confidential information, technical secrets of the other party, and any oral or written materials exchanged between them for the purpose of preparing or performing the Transaction Documents, which require confidentiality, and shall not disclose the foregoing information to any third party.

11.2	The Transferor and its respective shareholders, partners and beneficial owners understand that after the Closing Date, trade secrets are extremely important to the Target Company and/or the Transferee, and disclosure of such trade secrets may directly or indirectly benefit competitors of the Target Company and/or the Transferee, and may damage the interests of the Target Company and/or the Transferee and/or their respective Affiliates. Therefore, the Transferor agrees that, from the date of execution of this Agreement, except for the purpose of facilitating the performance of the obligations of the Transferor and the Target Company under this Agreement, the Transferor shall, and shall procure its respective Affiliates, as well as their respective and their Affiliates' respective directors, officers, employees, accountants, advisors, representatives and agents, to keep all trade secrets confidential and take all reasonable measures to protect the confidentiality of the trade secrets and avoid disclosure and use thereof, so as to prevent the trade secrets from entering the public domain or being possessed by unauthorized persons. After the Closing, without the Transferee's prior written consent, the Promisors and the Transferor shall not, and shall procure their respective shareholders, partners and beneficial owners not to, disclose, copy or use trade secrets in any manner, and shall comply with the delivery obligations specified in Article 4 of this Agreement, or delete and destroy any items or media containing or excerpting trade secrets at the request of the Transferee.

11.3	The Transferee agrees that, prior to the Closing Date, except for the purpose of facilitating the performance of its obligations under this Agreement, the Transferee shall, and shall procure its Affiliates, directors, officers, employees, accountants, advisors, representatives and agents, to keep all trade secrets confidential.

11.4	The above restrictions shall not apply to: (i) information that is already known to the public at the time of disclosure; (ii) information disclosed with the prior written consent of the other party; (iii) information disclosed by one party to its Affiliates, directors, officers, employees, accountants, advisors, representatives and agents that agree to perform confidentiality obligations for the purpose of performing the transactions under this Agreement; (iv) information disclosed by one party pursuant to the requirements of governmental authorities or stock exchanges with jurisdiction over such party. If feasible, within a reasonable time before making such disclosure, the disclosing party shall consult with the other parties regarding such disclosure and seek confidential treatment to the extent reasonably requested by the other parties.

11.5	Without the prior written consent of the parties, no party shall issue any press release, announcement or other public disclosure regarding this Transaction.

Article 12 Other Agreements

12.1	Effective Date. This Agreement shall come into effect from the date set forth at the beginning of this Agreement after being duly signed by all parties (natural persons must sign personally, and legal persons or other non-natural person entities must affix their official seals), and shall constitute legally valid and binding rights and obligations enforceable against each party in accordance with the terms of this Agreement.

12.2	Governing Law. The execution, effectiveness, performance, interpretation, termination and dispute resolution of this Agreement shall be governed by the laws of the People's Republic of China (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan Region).

12.3	Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement or its interpretation, breach, termination or validity shall be resolved through negotiation. Such negotiation shall commence immediately when one party issues a written request for negotiation to the other party. If the negotiation fails, any party may submit the dispute to the courts of the Hong Kong Special Administrative Region for litigation. Unless otherwise agreed in writing by the parties, the courts of the Hong Kong Special Administrative Region shall have non-exclusive jurisdiction over all disputes under this Agreement. The jurisdiction agreement under this clause does not affect the right of any party to bring an action before other competent courts within the scope permitted by applicable laws. During the litigation process in accordance with this clause, this Agreement shall remain in full force and effect in all respects except for matters involved in the litigation. Except for obligations involved in the litigation, each party shall continue to perform its obligations and exercise its rights under this Agreement.

12.4	Short-Form Agreement. The parties agree that, for the purpose of handling the governmental procedures related to this Transaction, the parties shall negotiate in good faith and enter into any other contracts, agreements or documents relating to the matters under this Agreement (including but not limited to the short-form equity transfer agreement and other documents required to be signed pursuant to the requirements of the market supervision authority and/or tax filings, if applicable), but in the event of any conflict or inconsistency between such contracts, agreements or documents and this Agreement, this Agreement shall prevail.

12.5	Entire Agreement. This Agreement constitutes the entire agreement reached among the parties hereto regarding the matters contemplated herein and supersedes any and all prior oral or written, express or implied agreements, arrangements, representations and conditions made before the execution of this Agreement.

12.6	Waiver. The failure or delay of any party to exercise any rights or remedies provided under this Agreement or any amendments or supplements thereto shall not constitute or be deemed a waiver of such rights or remedies; nor shall any single or partial exercise of such rights or remedies preclude further exercise of such rights or remedies.

12.7	Severability. If any provision of this Agreement is determined to be illegal, invalid or unenforceable, the parties agree that such provision shall be enforced to the greatest extent possible to reflect the parties' intent, and the validity, legality and enforceability of the other provisions of this Agreement shall not be affected. If necessary to effectuate the parties' intent, the parties shall negotiate in good faith to amend this Agreement to replace the unenforceable provision with enforceable language that most closely reflects such intent.

12.8	Notices. Any notice or other communication ("Notice") sent by one party to the other parties in connection with this Agreement shall be in writing and shall be delivered to the notified party at the communication address, communication number or email address listed below, and marked with the names of the following contact persons to constitute a valid notice. The time of delivery for the following means shall be determined as follows: (i) notices delivered in person shall be deemed delivered upon the notified party's signature; (ii) notices sent by mail shall be sent by registered mail or express delivery, and registered mail shall be deemed delivered on the seventh (7) day after posting, while express delivery shall be deemed delivered upon the notified party's signature; (iii) notices sent by email shall be deemed delivered upon arrival in the recipient's email system. If any party's communication address or notice method changes ("Changing Party"), the Changing Party shall notify the other parties within seven (7) days after the change occurs. If the Changing Party fails to notify in a timely manner, it shall bear any losses arising therefrom.

Transferor: 3e Network Technology Company Limited

Address: UNIT 1904, 19/F, PODIUM PLAZA, 5 HANOI ROAD, TSIM SHA TSUI, KOWLOON, HONG KONG

Telephone:

Contact Person:

Target Company: GuangZhou 3e Network Technology Company Limited

Address: Rooms 701 and 702, Block A, Building 628, Zhongda Puyuan Area, Zhongda Science and Technology Park, No. 135 Xingang West Road Courtyard, Haizhu District, Guangzhou(for office use only)

Telephone:

Contact Person:

Transferee: HongKong Techfaith Limited

Address: ROOM 1603, 16/F, TUNG NING BUILDING, NO.125-126 CONNAUGHT ROAD CENTRAL, SHUENG WAN, HONG KONG

Telephone:

Contact Person:

12.9	Use of Names. Without the prior written consent of the other parties, no party shall, and shall ensure that its Affiliates shall not, use, publish or reproduce the name of the other party or any of its Affiliates, or any similar company name, trade name, trademark, product or service name, domain name, design mark, logo or any identification that enables third parties to identify the other party or any of its Affiliates, for any marketing, advertising, promotional or other purposes.

12.10	Assignment and Succession. This Agreement shall be binding upon and inure to the benefit of the heirs and assignees of the parties, and such heirs and assignees may enjoy the rights and undertake the obligations under this Agreement. The Transferee shall have the right to assign and transfer its rights, interests and obligations under this Agreement and the other Transaction Documents to its Affiliates. Without the Transferee's prior written consent, none of the other parties may assign or transfer any of its rights or obligations under this Agreement.

12.11	Amendments and Supplements. The parties shall amend and supplement this Agreement by written agreement. Any amendment agreement or supplement agreement signed by the parties regarding this Agreement shall constitute an integral part of this Agreement and have the same legal effect as this Agreement.

12.12	Annexes. The annexes to this Agreement are integral parts of this Agreement, supplement the main text of this Agreement and have the same legal effect. In the event of any conflict between an annex and the main text of this Agreement, the main text shall prevail and the annex shall be amended accordingly.

12.13	Language and Copies. This Agreement is written in Chinese. This Agreement may be signed in multiple counterparts, each of which shall have the same legal effect.

(There is no text below this page)

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Target company:

GuangZhou 3e Network Technology Company Limited (Seal)

Signature:
Name:	Dou Lingli
Position:	Manager/ Director

Signature Page of Equity Transfer Agreement of GuangZhou 3e Network Technology Company Limited

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Transferor:

3e Network Technology Company Limited (Stamp)

By(print):
Name:
Title:

Signature Page of Equity Transfer Agreement of GuangZhou 3e Network Technology Company Limited

In witness whereof, each party to this Agreement has caused its duly authorized representatives to sign this Agreement on the date first written.

Transferee:

HongKong Techfaith Limited (Stamp)

By(print):
Name:
Title:

Signature Page of Equity Transfer Agreement of GuangZhou 3e Network Technology Company Limited

Annex I Ownership Structure of the Target Company

Part I Ownership Structure of the Target Company before Closing Date

As of the signing date of this agreement, the equity structure of the target company is as follows:

	Shareholder	Subscribed registered capital (RMB/10,000)	Shareholding ratio	Remarks
1.	HongKong Techfaith Limited	300	60.00%	Transferee
2.	3e Network Technology Company Limited	200	40.00%	Transferor
	Total	500	100.00%	—

Part II Ownership Structure of the Target Company from the Closing Date

Since the closing date, the ownership structure of the target company is as follows:

	Shareholder	Subscribed registered capital (RMB/10,000)	Shareholding ratio	备注
1.	HongKong Techfaith Limited	500	100.00%	Transferee
	Total	500	100.00%	—

Annex

Annex II: Certificate of Fulfillment of Conditions Precedent

According to GuangZhou 3e Network Technology Company Limited ("Target Company"), 3e Network Technology Company Limited ("Transferor"), Article 7.1.5 of the Equity Transfer Agreement on GuangZhou 3e Network Technology Company Limited. (the "Equity Transfer Agreement") signed by HongKong Techfaith Limited (the "transferee") and other interested parties on December 25, 2025, The promisee hereby issues this Certificate of Fulfillment of Conditions Precedent ("this certificate") to prove the following matters:

1.	From the date of execution of the Equity Transfer Agreement to the date of issuance of this Certificate, the representations and warranties made by the Commitment Party under Article 5 of the Equity Transfer Agreement are, in all material respects, completely true, complete, accurate, and effective, and are not misleading or containing any omission;

2.	As of the date of issuance of this Certificate, all conditions precedent to change under Article 7.1 of the Equity Transfer Agreement have been satisfied.

Terms not specifically defined in this certificate have the same meanings as those in the equity transfer agreement and its annexes.

In view of this, the following parties signed this certificate on (date). This certificate shall come into effect as of the date of signing.

[There is no text below this page, it is a signature page]

3e Network Technology Company Limited (Stamp)

By(print):
Name:
Title:

GuangZhou 3e Network Technology Company Limited (Seal)

Signature:
Name:
Position:

Annex